Ryan G. Miest Associate 612-349-8790 RGMiest@rkmc.com
April 12, 2006
VIA EDGAR
Ms. Celeste M. Murphy
Special Counsel
Office of Mergers and Acquisitions
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re:	infoUSA Inc.
Amendment No. 1 to Preliminary Proxy Statement on Schedule 14A, filed April 3, 2006
File No. 000-19598
Dear Ms. Murphy:
     We are in receipt of your comment letter dated April 4, 2006, and we thank you for your prompt review and response. Transmitted herewith for filing on behalf of infoUSA Inc. (“infoUSA”) is Amendment No. 1 to infoUSA’s Preliminary Proxy Statement on Schedule 14A, marked to reflect infoUSA’s changes. We are filing the amendment in response to the comments set forth in your comment letter.
     To facilitate your review of the amendment, we are responding to each of the comments contained in your comment letter. The paragraph numbers and headings below correspond to the numbered comments and headings in your letter, and we have also set forth below the full text of each of your comments. All changes discussed below are included as indicated in the amendment.
     We have also attached hereto a statement from infoUSA acknowledging that infoUSA is responsible for the adequacy and accuracy of the disclosure in the filings; that staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and infoUSA may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

April 12, 2006

Schedule 14A
General
1.	Revise the first page of the proxy statement and the form of proxy to clearly mark them as “Preliminary Copies” Refer to Rule 14a-6(e)(1).

Response: infoUSA has revised the first page of the proxy statement and the form of proxy as requested.
Proposal Two
Stockholder Proposal, page 21
2.	We note your receipt of the oral opinion of Potter Anderson and Corron LLP and that you have requested its written opinion that the bylaw amendment described hereunder, to the extent it limits the ability of the board of directors to fill vacancies occurring on the Board, would be invalid under Delaware law. You state that Article VII.B of the Company’s Certificate of Incorporation provides, in part, that “[a]ny vacancies in the Board of Directors . . . may be filled by the Board of Directors . . . .” Further, you state that under Section 109(b) of the Delaware General Corporation Law and related case law, a bylaw cannot conflict with a provision of a corporation’s certificate of incorporation. You therefore conclude, that because the company believes that proposal 2, as drafted, is defective and, to the extent that it limits the ability of the Board of Directors to fill vacancies occurring on the Board, would be invalid if adopted. It appears, however, that this proposal may not be invalid for at least two reasons. First, it appears that the proposal may not be in conflict with the company’s certificate of incorporation. For example, there may be an alternative reading that would find the proposal to be consistent with that section of the corporation’s certificate of incorporation. Second, it appears that the certificate of incorporation may be amended to support the proposal, if such proposal was adopted. In that regard, please tell us and disclose if there are any other grounds, other than the alleged invalidity of the proposal, on which the company recommends a vote against this proposal.

Response: infoUSA respectfully submits that under Delaware law, which governs the validity of the proposed bylaw amendment, there is no alternative reading that would reconcile the proposed bylaw amendment and infoUSA’s certificate of incorporation. infoUSA’s conclusion is based on the opinion of its Delaware counsel that the broad discretion granted to the board of directors by the company’s certificate of incorporation cannot be restricted or limited by a bylaw provision. The Company has expanded its disclosure regarding the legal basis for this conclusion.

Additionally, infoUSA’s certificate of incorporation cannot be amended at the 2006 annual meeting to support the proposal. Amendment of the company’s certificate of incorporation would require a resolution of the board of directors and the approval of such proposal by holders of a majority of the outstanding shares of the company’s common stock. The infoUSA board of directors does not intend to present a proposal to amend the company’s certificate of incorporation at the 2006 annual meeting.

April 12, 2006

Finally, infoUSA believes that the proposal is not in the best interests of infoUSA and its stockholders, even if it were valid under Delaware law. The basis for this belief is described on page 22 of the proxy statement. We have modified this disclosure to clarify infoUSA’s position in this regard.
3.	Amend your disclosure to explain what you mean by the stockholder proposal to “address the invalidity in Proposal No. 2.” For example, describe the measures the stockholder may want to take that you would consider to be precluded by the company’s bylaw governing stockholder proposals.

Response: infoUSA has modified the proxy statement to eliminate disclosure regarding the stockholder’s inability to cure the invalidity of the proposed bylaw amendment. infoUSA believes that the previous disclosure was confusing to stockholders because it could be read to suggest that the deficiencies of the proposal are curable prior to the 2006 annual meeting, when in fact the deadline for receipt of stockholder proposals under the company’s bylaws precludes any further proposals or amendments to the existing proposal. infoUSA does not believe that disclosure regarding what might have been done had the proposing stockholder complied with the timeline prescribed by the company’s bylaws would enhance stockholders’ understanding of the proposal.

4.	Please revise your disclosure to represent the “invalidity” of the proposal as your belief as to the invalidity, as such proposal has not been proven invalid and it appears that the proposal may, for various reasons be considered valid.

Response: infoUSA has revised pages 21 and 22 of the proxy statement as requested.

5.	Explain in your disclosure what is required in a stockholder proposal notice by the company’s bylaw governing stockholder proposals. Explain whether and how such requirement would preclude a concurrent action to effect a current proposal, if adopted.

Response: As discussed in the response to comment 3 above, infoUSA believes that any stockholder proposal or amendment to the existing proposal it receives going forward may properly be excluded from consideration at the 2006 annual meeting. In light of this fact, infoUSA has modified its disclosure in the proxy statement to eliminate any implication that a new stockholder proposal or amendment to the existing proposal could be presented at the 2006 annual meeting.

6.	Tell us, in a supplemental response, on what basis the company may challenge the validity of the proposed bylaw amendment in court.

Response: infoUSA may seek relief from implementing the proposed bylaw amendment by challenging the validity of the proposed bylaw amendment in a declaratory judgment action in Delaware state court. The basis for this challenge would be the inconsistency between the proposed bylaw amendment and infoUSA’s certificate of incorporation, as described on page 21 of the proxy statement.
* * * * *

April 12, 2006

     Please be advised that Mr. Gupta has filed a report on Form 4 and an amended Schedule 13G updating information regarding his beneficial ownership of Company common stock. The beneficial ownership of Mr. Gupta reflected in these filings is consistent with the disclosure in the proxy statement filed herewith.
     We believe this letter and the amendment address all of your comments and hope to receive clearance as soon as possible to mail the proxy statement. We intend to commence mailing of the definitive proxy statement on Monday, April 17, 2006. If you have any questions, or wish to further discuss any of the responses set forth above or in the amendment, please contact either the undersigned at 612-349-8790 or Eric O. Madson at 612-349-0822.

Sincerely,

ROBINS, KAPLAN, MILLER & CIRESI L.L.P.

/S/ RYAN G. MIEST

Ryan G. Miest

RGM
Cc:	Eric O. Madson, Esq.

April 12, 2006
Securities and Exchange Commission
Division of Corporation Finance
Office of Mergers & Acquisitions
Washington, DC 20549-0303
Attn: Celeste M. Murphy
Special Counsel
Dear Ms. Murphy:
In connection with its review of the infoUSA Inc. Preliminary Proxy Statement on Schedule 14-A, the staff of the United States Securities and Exchange Commission (the “Commission”) has requested that the undersigned provide the following acknowledgment to the staff.
The undersigned hereby acknowledges that:
•	the undersigned is responsible for the adequacy and accuracy of the disclosure with respect to the undersigned in the filings;

•	staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and

•	the filing persons may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

INFOUSA INC.

By: /S/ STORMY DEAN
Its: Chief Financial Officer